EXHIBIT 12.1
CALPINE GENERATING COMPANY, LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2005	2004	2003	2002	2001
	(Restated, In thousands)
COMPUTATION OF EARNINGS:
Pretax income (loss) before adjustment for minority interest in consolidated subsidiaries and income or loss from equity investees	$(1,250,382)	$(53,909)	$(192,515)	$(150,144)	$(7,471)
Fixed Charges	249,760	287,996	436,291	381,024	213,338
Amortization of capitalized interest	17,333	13,923	10,756	5,252	522
Interest capitalized	(9,204)	(55,000)	(123,600)	(236,400)	(197,700)

Total earnings	(992,493)	193,010	130,932	(268)	8,689

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	249,760	287,996	436,291	381,024	213,338

Total fixed charges	249,760	287,996	436,291	381,024	213,338

RATIO OF EARNINGS TO FIXED CHARGES	(5)	(4)	(3)	(2)	(1)

We have calculated the ratio of earnings to fixed charges according to a formula the SEC requires us to use. The formula defines earnings generally as our pre-tax earnings from continuing operations, plus interest expense and defines fixed charges generally as interest expense and amortization of premiums, discounts and capitalized expenses related to indebtedness.
(1)	For the year ended December 31, 2001, we had an earnings to fixed charges coverage deficiency of approximately $204.6 million, which resulted primarily from interest costs of approximately $213.3 million (of which $197.7 million was capitalized).

(2)	For the year ended December 31, 2002, we had an earnings to fixed charges coverage deficiency of approximately $381.3 million, which resulted primarily from interest costs of approximately $381.0 million (of which $236.4 million was capitalized), (ii) a pre-tax charge to earnings of approximately $115.1 million for equipment cancellation and asset impairment, (iii) increased operating costs attributed to commercial operations of several power projects and (iv) a significant decrease in electricity prices primarily as a result of weaker market fundamentals.

(3)	For the year ended December 31, 2003, we had an earnings to fixed charges coverage deficiency of approximately $305.4 million, which resulted primarily from interest costs of approximately $436.3 million (of which $123.6 million was capitalized), (ii) increased operating costs attributed to commercial operations of several power projects and (iii) a significant decrease in electricity prices primarily as a result of weaker market fundamentals.

(4)	For the year ended December 31, 2004, we had an earnings to fixed charges coverage deficiency of approximately $95.0 million, which resulted primarily from interest costs of approximately $288 million (of which $55 million was capitalized), (ii) increased operating costs attributed to commercial operations of several power projects and (iii) a significant increase in fuel price as well as lower capacity utilization as a result of weaker market fundamentals.

(5)	For the year ended December 31, 2005, we had an earnings to fixed charges coverage deficiency of approximately $1,242 million, which resulted primarily from interest costs of approximately $249.8 million (of which $9.2 million was capitalized), (ii) asset impairment expense of $1,188 million and bad debt allowance of $106 million following the Chapter 11 filing.